Sprott Inc. and Sprott Resource Lending Corp. Announce Closing of Plan of Arrangement

Toronto, ON – July 24, 2013 /CNW/ - Sprott Inc. (“Sprott” or “the Company”) (TSX: SII) and Sprott Resource Lending Corp. (“SRLC” or “Sprott Resource Lending”) (TSX:SIL; NYSE MKT:SILU) announce today that Sprott has completed its previously announced acquisition of all of the outstanding common shares of SRLC pursuant to the terms of a plan of arrangement (the “Arrangement”). As a result, SRLC has become a wholly-owned subsidiary of Sprott. It is anticipated that the common shares of SRLC will be suspended from trading before the market opens on July 25, 2013 on the NYSE MKT LLC and no longer be listed for trading on the NYSE MKT LLC on or about August 5, 2013 or on the Toronto Stock Exchange on or about July 29, 2013. Sprott will also cause SRLC to submit an application to cease to be a reporting issuer in each reporting jurisdiction in Canada. Under the terms of the Arrangement, each former shareholder of SRLC will be entitled to receive one-half of one Sprott common share and $0.15 in cash for each SRLC common share held.

Pursuant to Rule 12(g)(3) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Sprott has succeeded to the Section 12 registration, and Section 13(a) reporting obligations under the Exchange Act, of SRLC. However, Sprott intends to file a Form 15F, as soon as practicable on or about August 5, 2013, with the United States Securities and Exchange Commission (“SEC”) to voluntarily terminate the registration of the SRLC common shares under Section 12(g) as well as SRLC’s reporting obligations under Section 13(a) of the Exchange Act. Pursuant to Rule 12(h)-(6) under the Exchange Act, the SEC permits a foreign private issuer to terminate the registration of a class of securities under Section 12(g) of the Exchange Act if it meets certain requirements. Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate no more than 90 days after the filing, barring any objections from the SEC.

SRLC shareholders requiring assistance with submitting their shares for exchange should contact their broker or Equity Financial Trust Company at 1-866-393-4891 or corporateactions@equityfinancialtrust.com.

About Sprott

Sprott is a leading independent asset manager dedicated to achieving superior returns for its clients over the long term. The Company currently operates through four business units: Sprott Asset Management LP, Sprott Private Wealth LP, Sprott Consulting LP, and Sprott U.S. Holdings Inc. Sprott Asset Management is the investment manager of the Sprott family of mutual funds and hedge funds and discretionary managed accounts; Sprott Private Wealth provides wealth management services to high net worth individuals; and Sprott Consulting provides management, administrative and consulting services to other companies. Sprott U.S. Holdings Inc. includes Sprott Global Resource Investments Ltd, Sprott Asset Management USA Inc., and Resource Capital Investments Corporation. Sprott is headquartered in Toronto, Canada, and is listed on the Toronto Stock Exchange under the symbol “SII”. For more information on Sprott, please visit www.sprottinc.com.

About Sprott Resource Lending

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, SIL seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and a partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending with day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com). For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com).

Forward-Looking Statements

This document includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding Sprott’s or Sprott Resource Lending’s intent, or the beliefs or current expectations of Sprott’s or Sprott Resource Lending’s officers and directors. Such statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions. Forward-looking statements may relate to Sprott’s or Sprott Resource Lending’s future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond Sprott’s or Sprott Resource Lending’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, neither Sprott nor Sprott Resource Lending assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Investor contact information:

Sprott Resource Lending Corp.	Sprott Inc.
Jim Grosdanis	Glen Williams
Chief Financial Officer	Director of Communications
(416) 943-4698	(416) 943-4394
jgrosdanis@sprottlending.com	gwilliams@sprott.com

-or-

Narinder Nagra
President and Chief Operating Officer
(604) 488-8719
nnagra@sprottlending.com